Exhibit 21.1

SUBSIDIARIES OF THE BANKshares, INC.

NOTE:

•	The BANKshares, Inc. is a Delaware Corporation
•	BankFIRST, Commercial Business Finance Corp., BankFIRST Agency, Inc. and BankFIRST Realty. Inc. are all Florida corporations
•	BankFIRST (FL) Statutory Trust I and BankFIRST (FL) Statutory Trust II are both Connecticut Trusts
•	The BANKshares Capital Trust I is a Delaware Trust